AMENDING AGREEMENT NO. 4

MEMORANDUM OF AGREEMENT made as of February 12, 2020.

AMONG:

HUDBAY MINERALS INC.,

as Borrower,

- and -

CERTAIN OF ITS SUBSIDIARIES,

as Guarantors, Material Subsidiaries, Restricted Subsidiaries and/or Obligors,

- and -

THE BANK OF NOVA SCOTIA,

as Administrative Agent,

- and -

THE LENDERS FROM TIME TO TIME PARTY TO THE CREDIT AGREEMENT.

WHEREAS the Borrower, certain of its Subsidiaries, the Agent and certain financial institutions as lenders entered into a fourth amended and restated credit agreement dated as of July 14, 2017 as amended as of May 15, 2018, June 15, 2018 and January 24, 2019 (as further amended, modified, supplemented or replaced to the date hereof, the "Credit Agreement");

AND WHEREAS the parties hereto wish to further amend the Credit Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the premises, the covenants herein contained and for other valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the parties), the parties hereto agree as follows:

1. Interpretation

(a) All words and expressions defined in the Credit Agreement and not otherwise defined in this Agreement have the meaning specified in the Credit Agreement, as amended by this Agreement (notwithstanding the application of Section 2).

(b) Sections 1.2, 1.3, 1.4 and 13.2 of the Credit Agreement are incorporated herein by reference.

(c) Unless expressly stated otherwise, all references herein to sections of an agreement other than this Agreement shall be to sections of the Credit Agreement.

(d) Section headings are for convenience only.

2. Effectiveness of Amendments

The amendments set forth in Section 3 herein shall be effective on and as of the date the conditions set forth in Section 5 have been satisfied.

3. Amendments to the Credit Agreement

(a) Section 1.1 of the Credit Agreement is amended by adding the following definitions in their proper alphabetical order:

""Benchmark Replacement" means the sum of: (a) the alternate benchmark rate (which may include Term SOFR) that has been selected by the Agent giving due consideration to (i) any selection or recommendation of a replacement rate or the mechanism for determining such a rate by the Relevant Governmental Body or (ii) any evolving or then-prevailing market convention for determining a rate of interest as a replacement to the LIBO Rate for U.S. dollar-denominated syndicated credit facilities and (b) the Benchmark Replacement Adjustment; provided that, if the Benchmark Replacement as so determined would be less than zero, the Benchmark Replacement will be deemed to be zero for the purposes of this Agreement.

"Benchmark Replacement Adjustment" means, with respect to any replacement of the LIBO Rate with an Unadjusted Benchmark Replacement for each applicable LIBOR Period, the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Agent giving due consideration to (a) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of the LIBO Rate with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body or (b) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of the LIBO Rate with the applicable Unadjusted Benchmark Replacement for U.S. dollar-denominated syndicated credit facilities at such time.

"Benchmark Replacement Conforming Changes" means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of "LIBOR Period," timing and frequency of determining rates and making payments of interest and other administrative matters) that the Agent decides may be appropriate to reflect the adoption and implementation of such Benchmark Replacement and to permit the administration thereof by the Agent in a manner substantially consistent with market practice (or, if the Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Agent determines that no market practice for the administration of the Benchmark Replacement exists, in such other manner of administration as the Agent decides is reasonably necessary in connection with the administration of this Agreement).

"Benchmark Replacement Date" means the earlier to occur of the following events with respect to the LIBO Rate:

(a) in the case of clause (a) or (b) of the definition of "Benchmark Transition Event," the later of (i) the date of the public statement or publication of information referenced therein and (ii) the date on which the administrator of the LIBO Rate permanently or indefinitely ceases to provide the LIBO Rate; or

(b) in the case of clause (c) of the definition of "Benchmark Transition Event," the date of the public statement or publication of information referenced therein.

"Benchmark Transition Event" means the occurrence of one or more of the following events with respect to the LIBO Rate:

(a) a public statement or publication of information by or on behalf of the administrator of the LIBO Rate announcing that such administrator has ceased or will cease to provide the LIBO Rate, permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the LIBO Rate;

(b) a public statement or publication of information by the regulatory supervisor for the administrator of the LIBO Rate, the U.S. Federal Reserve System, an insolvency official with jurisdiction over the administrator for the LIBO Rate, a resolution authority with jurisdiction over the administrator for the LIBO Rate or a court or an entity with similar insolvency or resolution authority over the administrator for the LIBO Rate, which states that the administrator of the LIBO Rate has ceased or will cease to provide the LIBO Rate permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the LIBO Rate; or

(c) a public statement or publication of information by the regulatory supervisor for the administrator of the LIBO Rate announcing that the LIBO Rate is no longer representative.

"Benchmark Transition Start Date" means (a) in the case of a Benchmark Transition Event, the earlier of (i) the applicable Benchmark Replacement Date and (ii) if such Benchmark Transition Event is a public statement or publication of information of a prospective event, the 90th day prior to the expected date of such event as of such public statement or publication of information (or if the expected date of such prospective event is fewer than 90 days after such statement or publication, the date of such statement or publication) and (b) in the case of an Early Opt-in Election, the date specified by the Agent or the Majority Lenders, as applicable, by notice to the Borrower, the Agent (in the case of such notice by the Majority Lenders) and the Lenders.

"Benchmark Unavailability Period" means, if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to the LIBO Rate and solely to the extent that the LIBO Rate has not been replaced with a Benchmark Replacement, the period (a) beginning at the time that such Benchmark Replacement Date has occurred if, at such time, no Benchmark Replacement has replaced the LIBO Rate for all purposes hereunder in accordance with the Section 2.11 and (b) ending at the time that a Benchmark Replacement has replaced the LIBO Rate for all purposes hereunder pursuant to Section 2.11."

"Early Opt-in Election" means the occurrence of:

(a) a determination by (i) the Agent or (ii) the Majority Lenders to the Agent (with a copy to the Borrower) that the Majority Lenders have determined that U.S. dollar-denominated syndicated credit facilities at such time contain (as a result of amendment or as originally executed) as a benchmark interest rate, in lieu of the LIBO Rate, a new benchmark interest rate to replace the LIBO Rate, and

(b) the election by the Agent or the Majority Lenders to declare that an Early Opt-in Election has occurred and the provision, as applicable, by the Agent of written notice of such election to the Borrower and the Lenders or by the Majority Lenders of written notice of such election to the Agent (with copy to the Borrower).

"Federal Reserve Bank of New York's Website" means the website of the Federal Reserve Bank of New York at http://www.newyorkfed.org, or any successor source.

"Relevant Governmental Body" means the Federal Reserve Board and/or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Federal Reserve Board and/or the Federal Reserve Bank of New York or any successor thereto.

"SOFR" with respect to any day means the secured overnight financing rate published for such day by the Federal Reserve Bank of New York, as the administrator of the benchmark, (or a successor administrator) on the Federal Reserve Bank of New York's Website.

"Term SOFR" means the forward-looking term rate based on SOFR that has been selected or recommended by the Relevant Governmental Body.

"Unadjusted Benchmark Replacement" means the Benchmark Replacement excluding the Benchmark Replacement Adjustment."

(b) Section 2.6(a) of the Credit agreement is amended by deleting the pricing grid in such Section and replacing it with the following:

Total Net Debt to EBITDA Ratio	L/C Fee (Financial L/C)	L/C Fee (Performance L/C)	Prime Rate and Base Rate Advances	LIBOR/BA and Other Advances	Standby Fee
less than 1.0:1.0	2.25%	1.50%	1.25%	2.25%	0.5063%
≥ 1.0:1.0 but less than 1.5:1.0	2.50%	1.67%	1.50%	2.50%	0.5625%
≥ 1.5:1.0 but less than 2.0:1.0	2.75%	1.83%	1.75%	2.75%	0.6188%
≥ 2.0:1.0 but less than 2.5:1.0	3.00%	2.00%	2.00%	3.00%	0.6750%
≥ 2.5:1.0 but less than 3.0:1.0	3.25%	2.17%	2.25%	3.25%	0.7313%
≥ 3.0:1.0 but less than 3.5:1.0	3.50%	2.33%	2.50%	3.50%	0.7875%
≥ 3.5:1.0	3.875%	2.58%	2.875%	3.875%	0.8719%

(c) Article 2 of the Credit Agreement is amended by adding a new Section 2.11 at the end of such Article as follows:

"2.11 Effect of Benchmark Transition Event

(a) Notwithstanding anything to the contrary herein or in any other Loan Document, upon the occurrence of a Benchmark Transition Event or an Early Opt-in Election, as applicable, the Agent and the Borrower may amend this Agreement to replace the LIBO Rate with a Benchmark Replacement. Any such amendment will become effective at 5:00 p.m. on the fifth (5th) Banking Day after the Agent has posted such proposed amendment to all Lenders and the Borrower, so long as the Agent has not received, by such time, written notice of objection to such amendment from the Lenders comprising the Majority Lenders. Any such amendment with respect to an Early Opt-in Election will become effective on the date that Lenders comprising the Majority Lenders have delivered to the Agent written notice that such Majority Lenders accept such amendment. No replacement of the LIBO Rate with a Benchmark Replacement pursuant to this Section 2.11 will occur prior to the applicable Benchmark Transition Start Date.

(b) In connection with the implementation of a Benchmark Replacement, the Agent will have the right to make Benchmark Replacement Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Benchmark Replacement Conforming Changes will become effective without any further action or consent of any other party to this Agreement.

(c) The Agent will promptly notify the Borrower and the Lenders of (i) any occurrence of a Benchmark Transition Event or an Early Opt-in Election, as applicable, and its related Benchmark Replacement Date and Benchmark Transition Start Date, (ii) the implementation of any Benchmark Replacement, (iii) the effectiveness of any Benchmark Replacement Conforming Changes and (iv) the commencement or conclusion of any Benchmark Unavailability Period. Any determination, decision or election that may be made by the Agent or Lenders pursuant to this Section 2.11, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action, will be conclusive and binding absent manifest error and may be made in their sole discretion and without consent from any other party hereto, except, in each case, as expressly required pursuant to this Section 2.11."

(d) Section 8.1(c) of the Credit Agreement is deleted in its entirety and replaced with the following:

"(c) The Borrower shall maintain at all times an Interest Coverage Ratio greater than (i) 3.00:1, from the Effective Date until the fiscal quarter of the Borrower ending March 31, 2020; (ii) 2.75:1, from April 1, 2020 until the fiscal quarter of the Borrower ending December 31, 2020; and (iii) 3.00:1, from January 1, 2021 and thereafter."

(e) Section 8.1(d) of the Credit Agreement is deleted in its entirety and replaced with the following:

"(d) The Borrower shall maintain at all times:

(i) a Total Debt to EBITDA Ratio less than (A) 4.00:1, from the Effective Date until the fiscal quarter of the Borrower ending December 31, 2018; and (B) 4.50:1, from January 1, 2019 until the fiscal quarter of the Borrower ending December 31, 2019; and

(ii) a Total Net Debt to EBITDA Ratio less than (A) 4.50:1, from January 1, 2020 until the fiscal quarter of the Borrower ending March 31, 2021; (B) 4.00:1, from April 1, 2021 until the fiscal quarter of the Borrower ending December 31, 2021; and (C) 3.50:1, from January 1, 2022 and thereafter."

(f) Each of Schedule C, Schedule 7.1(m) and Schedule 7.1(n) of the Credit Agreement is amended by deleting it in its entirety and replacing it with Schedule C, Schedule 7.1(m) and Schedule 7.1(n), respectively, attached hereto.

(g) All cross-references in the Credit Agreement which have erroneous reference "(a)" prior to the reference to applicable subsection reference are amended to delete the erroneous reference to "(a)".

4. Representations & Warranties

Each Obligor represents and warrants to the Agent and the Lenders, acknowledging and confirming that the Agent and the Lenders are relying thereon without independent inquiry, that:

(a) the representations and warranties set forth in the Loan Documents and given by it are true and correct in all material respects on and as of the date hereof (except to the extent such representations and warranties relate to a specific date, in which case such representations and warranties shall have been true and correct in all material respects on and as of such date); and

(b) no Default or Event of Default has occurred and is continuing nor shall any Default or Event of Default result from the execution, delivery or performance of this Agreement.

5. Conditions Precedent

Section 3 of this Agreement shall not be effective until satisfaction or waiver of the following conditions, each to the satisfaction of the Lenders:

(a) this Agreement shall be executed and delivered by the parties hereto;

(b) the representations and warranties set forth in Section 4 of this Agreement shall be true and correct;

(c) no Default or Event of Default shall have occurred and be continuing;

(d) the Borrower shall, concurrently with the execution of this Agreement, pay a non-refundable amendment fee to the Agent, for the account of the Lenders, in an amount equal to [REDACTED - COMMERCIALLY SENSITIVE INFORMATION]; and

(e) the Agent shall have received such other documents as the Lenders may reasonably require.

6. Confirmation of Security, etc.

Each Obligor hereby confirms that each of the Security Documents which it has delivered to the Agent and the Lenders:

(a) remains in full force and effect as general and continuing collateral security over all of the assets, property and undertaking of such Obligor, whether now or in the future owned or acquired, and the security interests, mortgages, charges, liens, assignments, transfers and pledges granted in favour of the Agent and the Lenders pursuant to the Security Documents continue to secure all of the debts, liabilities and obligations of such Obligor to the Agent and the Lenders now or hereafter arising, to the extent provided therein; and

(b) is enforceable against it by the Agent in accordance with its terms.

7. Miscellaneous

(a) The parties hereto agree that this Agreement shall be a Loan Document.

(b) With the exception of the foregoing amendments, the Credit Agreement shall continue in full force and effect, unamended.

(c) This Agreement and the Credit Agreement shall enure to the benefit of and be binding upon the parties, their successors and any permitted assigns.

(d) This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall be deemed to constitute one and the same instrument.

(e) This Agreement shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(f) The Obligors shall promptly cure any default in its execution and delivery of this Agreement. The Obligors, at the expense of the Borrower, will promptly execute and deliver, or cause to be executed and delivered, to the Agent, upon reasonable request, all such other and further documents, agreements, certificates and instruments in compliance with, or accomplishment of the covenants and agreements of the Obligors hereunder or more fully to state the obligations of the Obligors as set out herein or in the Credit Agreement or to make any recording, file any notice or obtain any consents, all as may be necessary or appropriate in connection therewith.

(g) Time is of the essence of this Agreement.

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

HUDBAY MINERALS INC.
by	"Patrick Donnelly"
Name: Patrick Donnelly
Title: Vice President and General Counsel
by	"Peter Adamek"
Name: Patrick Donnelly
Title: Vice President Finance

HUDBAY MARKETING & SALES INC.
by	"Patrick Donnelly"
Name: Patrick Donnelly
Title: Vice President and General Counsel

HUDBAY PERU INC.
by	"Patrick Donnelly"
Name: Patrick Donnelly
Title: Secretary

HUDBAY PERU S.A.C.
by	"Francisco Javier del Rio del Aguila"
Name: Francisco Javier del Rio del Aguila
Title: General Manager

HUDBAY (BVI) INC.
by	"Patrick Donnelly"
Name: Patrick Donnelly
Title: Director

6502873 CANADA INC.
by	"Patrick Donnelly"
Name: Patrick Donnelly
Title: Vice President and General Counsel

HUDBAY ARIZONA INC.
by	"Patrick Donnelly"
Name: Patrick Donnelly
Title: Vice President and General Counsel

HUDBAY ARIZONA (BARBADOS) SRL
by	"Patrick Donnelly"
Name: Patrick Donnelly
Title: Vice President and General Counsel

HUDBAY ARIZONA (US) CORPORATION
by	"Matthew Bingham"
Name: Matthew Bingham
Title: Secretary

HUDBAY ARIZONA (US) HOLDING CORPORATION
by	"Matthew Bingham"
Name: Matthew Bingham
Title: Secretary

COBRE VERDE DEVELOPMENT CORPORATION
by	"Matthew Bingham"
Name: Matthew Bingham
Title: Secretary

ROSEMONT COPPER COMPANY
by	"Matthew Bingham"
Name: Matthew Bingham
Title: Secretary

MASON RESOURCES (US) INC.
by	"Matthew Bingham"
Name: Matthew Bingham
Title: Secretary

Administrative Agent

THE BANK OF NOVA SCOTIA, as Agent
by	"Clement Yu"
Name: Clement Yu
Title: Director
"Ryan Moonilal"
Name: Ryan Moonilal
Title: Analyst

The Lenders

CANADIAN IMPERIAL BANK OF COMMERCE, as Lender
by	"Peter Rawlins"
Name: Peter Rawlins
Title: Managing Director
"Kazim Mehdi"
Name: Kazim Mehdi
Title: Managing Director

THE BANK OF NOVA SCOTIA, as Lender
by	"Elizabeth Daponte"
Name: Elizabeth Daponte
Title: Managing Director
"Monik Vora"
Name: Monik Vora
Title: Associate Director

ING CAPITAL LLC, as Lender
by	"Remko van de Water"
Name: Remko van de Water
Title: Managing Director
"Brian Gorski"
Name: Brian Gorski
Title: Vice President

BANK OF MONTREAL, as Lender
by	"Bob Deol"
Name: Bob Deol
Title: Managing Director

ROYAL BANK OF CANADA, as Lender
by	"Stam Fountoulakis"
Name: Stam Fountoulakis
Title: Authorized Signatory

THE TORONTO-DOMINION BANK, as Lender
by	"Liza Straker"
Name: Liza Straker
Title: Managing Director
"Ryan Mrozek
Name: Ryan Mrozek
Title: Vice President

NATIONAL BANK OF CANADA, as Lender
by	"Allan Fordyce"
Name: Allan Fordyce
Title: Managing Director
"David Torrey"
Name: David Torrey
Title: Managing Director

SCHEDULE C

COMPLIANCE CERTIFICATE

TO: THE LENDERS (as defined in the Credit Agreement referred to below)

AND TO: THE BANK OF NOVA SCOTIA, as Agent

The Bank of Nova Scotia
Global Banking and Markets - Loan Syndications
40 King Street West, 55th Floor
Toronto, Ontario M5H 1H1

Attention:  Alastair Borthwick
 Managing Director
Telephone: 416.866.3547
Email: Agency.services@scotiabank.com

We refer to Section 8.3(a)(iv) of the Fourth Amended and Restated Credit Agreement effective as of July 14, 2017 between Hudbay Minerals Inc. and others as Guarantors, Material Subsidiaries, Restricted Subsidiaries and/or Obligors, The Bank of Nova Scotia as Agent and the Lenders named therein, as amended, supplemented, restated or replaced from time to time (the "Credit Agreement"). All capitalized terms used in this certificate and defined in the Credit Agreement have the meanings defined in the Credit Agreement. This Compliance Certificate relates to the Borrower's fiscal [quarter/year] ended  (the "[Quarter/Year] End").

1. The Borrower hereby certifies that:

(a) the representations and warranties made in Section 7.1 of the Credit Agreement and each of the other Loan Documents, other than those expressly stated to be made as of a specific date, were true and correct on the [Quarter/Year] End and are true on and as of the date hereof with the same effect as if such representations and warranties had been made on and as of the [Quarter/Year] End and date hereof;

(b) no Default or Event of Default had occurred and was continuing as of the [Quarter/Year] End; and

(c) no Default or Event of Default has occurred and is continuing on the date hereof [or as the case may be].

2. The Borrower hereby certifies that, as of the [Quarter/Year] End:

(a) the Tangible Net Worth was $ and the minimum required Tangible Net Worth was $;

(b) the Senior Secured Debt to EBITDA Ratio was :;

(c) the Interest Coverage Ratio was :; and

(d) the Total Net Debt to EBITDA Ratio was :.

3. Appendix A attached sets out the calculations referred to in item 2 above.

4. Appendix B attached sets out a complete, detailed and accurate list of all Equity Interests or other securities owned or held by any Hudbay Group Member in any Person who is not a Subsidiary of such Hudbay Group Member as at the as at [Quarterly/Year] End.

5. Except as disclosed pursuant to Sections 8.3(b)(i)(L), 8.3(b)(i)(N), 8.3(b)(i)(P) and 8.3(b)(i)(R) of the Credit Agreement or as disclosed in writing to the Agent in connection with the delivery of this Compliance Certificate no mining claims, real property, interest in mining claims or interest in mining claims or real property (including any Mine Properties, Owned Real Property, Leased Real Property, Mining Leases, Mining Rights and Mining Title) has been acquired by any Hudbay Group Member in Peru since the date of the most recently delivered Compliance Certificate and except as disclosed in writing to the Agent no such mining claim, real property, interest in mining claims or interest in real property (including any Mine Properties, Owned Real Property, Leased Real Property, Mining Leases, Mining Rights and Mining Title) is or could reasonably be expected to be material to: (a) the operation of the Constancia Mine, (b) the operation of Hudbay Peru SAC or (c) the Hudbay Group's business, affairs, property, liabilities or financial condition in Peru.

DATED _________________, 20___.

HUDBAY MINERALS INC.
By
Name:
Title:

Name:
Title:

SCHEDULE 7.1(m)

ORGANIZATIONAL CHART

.

SCHEDULE 7.1(n)

RESTRICTED / UNRESTRICTED SUBSIDIARIES

Restricted Subsidiaries

1. HudBay Metal Marketing Inc.

2. HudBay Marketing & Sales Inc.

3. 6502873 Canada Inc.

4. HudBay Chile SpA

5. HudBay Peru Inc.

6. HudBay Peru S.A.C.

7. HudBay (BVI) Inc.

8. HudBay America Inc.

9. Hudbay Arizona Inc.

10. HudBay Arizona (US) Corporation

11. HudBay Arizona (Barbados) SRL

12. HudBay Arizona (US) Holding Corporation

13. Cobre Verde Development Corporation

14. Rosemont Copper Company

15. JPAR LLC

16. Mason Resources (US) Inc.

17. 11215850 Canada Limited[1]

Unrestricted Subsidiaries

Nil.

_________________________________
1 This entity is a Non-Recourse Subsidiary.